UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

GOLDEN ENTERPRISES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

381010107
(CUSIP Number)


FOR YEAR ENDED DECEMBER 2002
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X	Rule 13d-1(b)

	Rule 13d-1(c)

	Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 381010107
_______________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Golden Enterprises, Inc. and Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan) IRS I.D. #63-0000139
________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)___________________________________________

(b)___________________________________________

_______________________________________________________________

3.	SEC Use Only _________________________________________

_______________________________________________________________
4.	Citizenship or Place of Organization

2140 11th Avenue South
Suite 208
Birmingham, AL 35205
______________________________________________________________
Number of	5.	Sole Voting Power     1,089,123 Shares
Shares Bene-	_____________________________________________
ficially
Owned By	6.	Shared Voting Power		--
Each	         ____________________________________________
Reporting
Person With:	7.	Sole Dispositive Power	1,089,123 Shares
                 _______________________________________________

8.	Shared Dispositive Power	--
________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,089,123 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
	Shares (See Instructions)

--

11.	Percent of Class Represented by Amount in Row (9)

	9.2%
___________________________________________________________________________


12.	Type of Reporting Person (See Instructions)

	EP

Item 1(a)	Name of Issuer:

		Golden Enterprises, Inc.


Item 1(b)	Address of Issuer's Principal Executive Offices:

		2140 11th Avenue South
		Suite 208
Birmingham, Alabama 35205


Item 2(a)	Name of person Filing:

		Golden Enterprises, Inc. and Subsidiaries
		Employee
		Stock Ownership Plan (Stock Bonus Plan)


Item 2(b)	Address of Principal Business Office or, if
		none, Residence:

		2140 11th Avenue South
		Suite 208
		Birmingham, Alabama 35205


Item 2(c)	Citizenship:

N/A


Item 2(d)	Title of Class of Securities:

Common Stock


Item 2(e)	CUSIP Number:

381010107



Item 3		If this statement if filed pursuant to
		section 240.13d-1(b), or 240.13(d)-
		2(b) or (c), check whether the person
		filing is a:

***

          (f)  	X An Employee Benefit Plan or Endowment Fund in
		accordance with section 240.13d-1(b)(1)(ii)(F).

***

Item 4		Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in
Item 1.

(a)	Amount Beneficially Owned:

	1,089,123 shares
	This Amendment is being filed to reflect an increase in ownership.

(b)	Percent of Class:

	9.2%

(c)	Number of shares as to which such person has:

	*	(i)	Sole power to vote or to direct the vote
			-- 1,089,123 shares

(ii)	Shared power to vote or to direct the vote
	-- 0

(iii)	Sole power to dispose or to direct the
	disposition of
	--  1,089,123 shares

(iv)	Shared power to dispose or to direct the
	disposition of -- 0


*	Pursuant to the terms and conditions of the Golden
Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan), the Plan, through a designated
Plan Administrative Committee, has the sole power to vote all shares of Golden Enterprises, Inc. (GE) stock held by the Plan. The Plan Administrative Committee consists of three individuals who are designated from time to time by the Board of Directors of GE and its subsidiary. The vote of two members in favor of any proposed action of the Plan Administrative Committee is necessary to give legal effect thereto. The present members of the Plan Administrative Committee and their position with GE and its subsidiary are:

John S. Stein	-	Director, Chairman of the Board of
			Golden Enterprises, Inc.

Mark W. McCutcheon -	Director, Chief Executive Officer
			and President of Golden
			Enterprises, Inc. and President of
			Golden Flake Snack Foods, Inc., a
			wholly-owned subsidiary

John H. Shannon	- Vice President and Secretary 	of
	Golden Enterprises, Inc.

The shares of Golden Enterprises, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. The Plan Administrative
Committee possess no discretionary authority concerning disposition of shares.

The Trustee of the Plan, Compass Bank, has no discretionary authority concerning the voting of the Golden Enterprises, Inc.
stock nor the disposition of the stock. Compass Bank disclaims any beneficial ownership of the stock held by the Plan.

Item 5		Ownership of Five percent or Less of a Class.

N/A

Item 6		Ownership of More than Five Percent on Behalf
		of Another Person.

		N/A


Item 7		Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A


Item 8		Identification and Classification of Members
		of the Group.

		N/A


Item 9		Notice of Dissolution of Group.

		N/A


Item 10	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 14, 2003


Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)

         /s/ Keith R. Dale
By:	Compass Bank, As Trustee

        Its Vice President and Trust Officer

        and

By:	The Plan Administrative Committee


        /s/John H. Shannon
           John H. Shannon
           Its Secretary